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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                                   Commission File Number 1-2493
                                                        CUSIP Number:  649080108
                                                                       649080207
                                                                       649080306

                          NOTIFICATION OF LATE FILING

 (Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  December 31, 1995

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates: N/A


                        PART I.  REGISTRANT INFORMATION

Full name of registrant:          NEW VALLEY CORPORATION

Former name if applicable:

Address of principal executive office:     100 S.E. SECOND STREET

City, State and Zip Code:  MIAMI, FLORIDA  33131


                        PART II.  RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or
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         portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Financial information from a foreign company in which the registrant has a significant investment, and which is material to the presentation of certain information in the consolidated financial statements to be included in the report, has not been finalized, and as a result, the registrant has experienced delays in completing its consolidated financial statements for the fiscal year ended December 31, 1995.


                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this negotiation.

         GERALD E. SAUTER             305               579-8000
         ----------------             ---               --------
             (Name)               (Area code)      (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes  [X] No
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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             NEW VALLEY CORPORATION
                 (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1996               By:  /s/ Gerald E. Sauter
                                       -------------------------
                                       Gerald E. Sauter
                                       Vice President,
                                         Chief Financial Officer
                                         and Treasurer